Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F. Street, NE
Washington, D.C.  20549-3010

Re:           Resource Capital Corp.
Form 10-K for the Year Ended December 31, 2009
Filed:  March 16, 2010
File No. 1-32733

Dear Mr. Gordon:

On behalf of Resource Capital Corp. (the “Company”), this letter is to respond to the staff’s letter of comment, dated August 23, 2010, with respect to the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Item 1. Business, page 3

Commercial Finance Investments, page 9

1.
We note that you have acquired "senior and subordinated, secured and unsecured loans made by banks" that appear to be held through several CDOs.  Please provide us with a breakdown of the bank loans to clarify the amounts that are senior or subordinated and secured or unsecured.  Alternatively, please tell us why the additional descriptions would not be material to an understanding of the risks associated with holding the noted assets.

The following table provides information as to the lien status of the Company’s bank loans.  All of such loans are held by the indicated CDOs, which the Company consolidates.

	Amortized Cost
	Apidos I	Apidos III	Apidos Cinco	Total
	(dollars in thousands)
Loans Held for Investment:
First Lien Loans	$284,719	$232,900	$295,511	$813,130
Second Lien Loans	11,507	9,097	10,657	31,261
Subordinated Second Lien Loans	163	122	−	285
Defaulted First Lien Loans	4,511	5,579	1,685	11,775
Defaulted Second Lien Loans	500	500	−	1,000
Total	301,400	248,198	307,853	857,451
First Lien Loans held for Sale at Fair Value	4,064	2,077	1,909	8,050
Total	$305,464	$250,275	$309,762	$865,501

All loans are senior and secured unless otherwise noted.

The Company will include this table (together with comparative data to the prior period) in future filings in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Bank Loans” following the existing table providing ratings categories for its bank loans.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies and Estimates, page 57

2.
We note your disclosure that you determined the fair value of securities purchased in 2009 based on dealer quotes.  In future filings, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements (ASC 820), and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please provide us with your proposed disclosure, as applicable.

The Company will modify the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations captioned “Critical Accounting Policies and Estimates – Valuation of Investment Securities” by deleting the last two sentences of the first paragraph and replacing them with the following (using, for these purposes, information as of December 31, 2009 and 2008):

As of December 31, 2009 and 2008, we had $44.5 million and $29.3 million of investment securities available-for-sale (net of unrealized losses of $47.6 million and $46.9 million, respectively) recorded at fair value.  To determine fair value, we use two methods, either a dealer quote or an internal valuation model, depending on when the position was purchased.  As of December 31, 2009, $29.7 million of our investment securities available-for-sale were valued using dealer quotes and $14.8 million were valued using the weighted average of the three measures discussed below.

For securities purchased in 2009 and thereafter, we obtain a quote from a dealer, which typically will be the dealer who sold us the security.  We have been advised that, in formulating their quotes, dealers may use recent trades in the particular security, if any, market activity in similar securities, if any, or internal valuation models.  These quotes are non-binding.  As a result of how the dealers develop their quotes, the market illiquidity and low levels of trading activity as of December 31, 2009, we categorized all of these investment securities available-for-sale in Level III in the fair value hierarchy.  We evaluate the reasonableness of the quotes we receive by applying our own valuation models.  If there is a material difference between a quote we receive and the value indicated by our valuation models, we will evaluate the difference.  As part of that evaluation, we will discuss the difference with the dealer, who may revise its quote based upon these discussions.  Alternatively, we may revise our valuation models.

For investment securities available-for-sale purchased prior to 2009, we determine fair value based on taking a weighted average of the following three measures:

•	dealer quotes, as described above;

•	quotes on more actively-traded, higher-rated securities issued in a similar time period, adjusted for differences in rating and seniority; and

•
the value resulting from an internal valuation model using an income approach based upon an appropriate risk-adjusted yield, time value and projected losses using default assumptions based upon an historical analysis of underlying loan performance.

As a result, we categorized all of these investment securities available-for-sale in Level III in the fair value hierarchy.

We evaluate the nature of the inputs we use in determining the placement of our investment securities available-for-sale in the fair value hierarchy on a continuous basis and, in particular, the nature and basis of dealer quotes and other market information. Changes in such inputs may cause changes in the classification of such securities in the fair value hierarchy.

Consolidated Statements of Operations, page 65

3.
Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company's statements of operations (e.g., disclosure of net interest income after provision for loan losses).  In addition, tell us how you considered the disclosures required by Industry Guide 3.  Refer to SAB Topic 11 K.

The Company believes that Article 9 of Regulation S-K and Guide 3 are not applicable to it.  Under the express terms of Article 9 of Regulation S-K and Guide 3, they are applicable only to bank holding companies and banks (Regulation S-K, Rule 9-01, and Guide 3, General Instruction 1).  The Company believes the guidance in SAB Topic 11K does not affect this conclusion, since the guidance makes clear that it applies only to companies with “material lending and deposit activities,” and the Company does not take deposits.  However, the Company recognizes that its assets are largely financial in nature and, in both the notes to the financial statements and "Management’s Discussion and Analysis of Financial Condition and Results of Operations,” has provided certain information patterned after Guide 3 information.  For example, the Company provides average balance sheet, yield and interest cost information at pages 36 and 40, investments by category, as relevant to the Company, at page 46 (with other categorization information relevant to specific investment categories being presented at pages 7-10) and impairment and loss allowance information (pages 58-59, 76-77, 79-80 and 82).  In future filings, the Company will enhance its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to present the following information based on Guide 3:

•	the tables of maturities referred to in items II B and III B;

•	the concentration disclosure of item II C, when applicable;

•	the risk analysis of item III C; and

•	an enhanced loan loss disclosure to more closely follow item IV.

The Company also has considered, irrespective of whether Article 9 of Regulation S-X is applicable to it, whether the presentation of a line item for net interest income after provision for loan losses would materially enhance an investor’s understanding of the Company’s income statement.  The Company believes that its business activities (investing in debt securities and other debt interests) differ substantially from those of a bank (taking deposits and making loans) and that, unlike a bank, net interest income after provision for loan losses does not reflect the extent to which the Company’s investment revenues are affected by other material items, since it doesn’t reflect asset impairments, gains and losses on securities sales and gains on debt repurchases.  As a result, the Company concluded that a separate line item for net interest income after provision for loan losses would not materially enhance an investor’s understanding of the Company’s income statement.

4.	Please tell us how you determined it was appropriate under GAAP to present net operating income, citing the authoritative literature upon which you relied.

The Company is unaware of any authoritative literature under GAAP that either prohibits or permits it to present net operating income, although it is aware of similar measures that have been presented by other REITs.  The Company also believes that it is not a non-GAAP financial measure within the meaning of Regulation G since it is calculated using financial measures calculated in accordance with GAAP.  However, the Company will in future filings remove the label from the subtotal.

Notes to Consolidated Financial Statements, page 69

Note 5 - Investment Securities Available-for-Sale, page 76

5.
Please tell us the significant assumptions used in your analysis of other-than-temporary impairment for those securities you determined were not other-than-temporarily impaired as of December 31, 2009, including discount rates and your projections of future defaults, and how you considered rating agency downgrades in your analysis.

The Company deems a security to be other-than-temporarily impaired when the security has not paid interest in accordance with its terms, including partial non-payments, for three consecutive interest payment periods.  The Company's determination that a security is other-than-temporarily impaired does not depend upon a rating agency downgrade, although it has been the Company's experience that shortfalls in interest payments on a security will cause such a downgrade.  The significant assumptions used by the Company to value all pre-2009 purchased CMBS, including CMBS that are other-than -temporarily impaired, include a weighted average of three inputs, which are weighted according to the company’s assessment of the amount and accuracy of observable factors such as actual underlying property cash flows and bond trading that are the basis for each of the inputs:

•	a value, computed using a discounted cash flow model, which incorporates the Company’s assessment of the bonds’ credit and liquidity risks (50% weight),

•	a valuation of the portfolio in relation to offers and trade evidence with respect to comparable bonds from late December 2009 (40% weight), and

•	dealer month end quotes (10% weight).

To summarize the Company’s analysis process, it used a discount rate which is the sum of a base credit (2500 basis points) and a liquidity spread (800 to 100 basis points) to which is added a credit premium spread (0 to 3500 basis points) and a liquidity premium spread (0 to 5200 basis points).  The discount rate incorporates projections of future defaults as an element of credit risk and rating agency downgrades as an element of liquidity risk.  Thus, in December 2009, the discount rate on each of the Company’s pre-2009-purchased CMBS positions was calculated by adding a range of from 4750 basis points to 8800 basis points to each bond’s weighted average life interpolated benchmark rate (based on an actively traded risk free interest rate) or 1-month LIBOR, as appropriate.

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Resource Capital Corp.
Very truly yours,
/s/ David J. Bryant
David J. Bryant
CFO